News Release

Technical Report Update

January 11, 2011 – American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) announces that, further to its press release dated December 21, 2010 in connection with the order issued by the British Columbia Securities Commission (the “BCSC”) on December 20, 2010 cease trading the Company’s securities, the Company has filed a revised technical report entitled “NI 43-101 Technical Feasibility Report, Copperstone Project, La Paz County, Arizona” dated February 2, 2010 and revised January 10, 2011 (the “Revised Report”), on SEDAR. The Revised Report has been co-authored by Dr. Corby Anderson, MMSA QP, C. Eng FlChemE, Tom Buchholz, B.S. Eng MMSA, Chris Pratt, LPG, and Jonathon Brown, M.B.A., C.P.G. and addresses the BCSC’s concern with respect to the independence of the report writers of the original report. There was no change to the economic results of the feasibility study disclosed in the Revised Report.

The Company is not aware of any other concerns of the BCSC and anticipates that the Executive Director of the BCSC will make an order revoking the cease trade order in due course.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has 130 million shares outstanding and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com